Alice Hsu
212.872.1053/fax: 212.872.1002
ahsu@akingump.com

June 22, 2020

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Starboard Value Acquisition Corp.

Confidential Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Starboard Value Acquisition Corp., a Delaware corporation (the “Company”), we hereby submit for confidential nonpublic review under Section 6(e) of the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Draft Registration Statement”), relating to the offer and sale of the Company’s units, each consisting of one share of the Company’s Class A common stock, par value $0.0001 per share, and one-third of one redeemable warrant of the Company.

Pursuant to Title 1, Section 101 of the JOBS Act, and as disclosed in the Draft Registration Statement, the Company is an “emerging growth company” that has total annual gross revenues of less than $1,070,000,000 during its most recently completed fiscal year and is therefore permitted to make this confidential submission of the Draft Registration Statement for review.

If you have any questions or require additional information in the course of your review of the enclosed Draft Registration Statement, please call me at (212) 872-1053 or, in my absence, Jason Daniel at (214) 969-4209.

Sincerely,

/s/ Alice Hsu

Alice Hsu

cc:	Starboard Value Acquisition Corp.
Martin D. McNulty, Jr.
Kenneth R. Marlin

One Bryant Park | New York, NY 10036-6745 | 212.872.1053 | fax: 212.872.1002 | akingump.com